

February 21, 2012

Via E-mail
D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re: Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2011**
> **Filed February 9, 2012**
> **Response filed February 9, 2012**
> **File No. 1-12984**

Dear Mr. Kesler:

We have reviewed your response letter filed February 9, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition, page 18
Results of Operations, page 19

1. As previously requested, please ensure you quantify the impact changes in volume and prices had on the increase or decrease in revenues, gross profit, and earnings before income taxes at the consolidated level and revenues and operating earnings at the reportable segment level, as required disclosure by Item 303(A)(3)(iii) of Regulation S-X. Please also quantify the impact other factors you attribute to the increase or decrease in revenues, gross profit, and earnings before income taxes at the consolidated level and revenues and operating earnings at the reportable segment level in accordance with Item 303(A)(3)(i) of Regulation S-X. In

your response letters dated January 18, 2012 (comment 2) and January 30, 2012 (comment 1), you agreed to provide the quantified information in future filings. However, it does not appear as though the quantified information has been provided in your December 31, 2011 Form 10-Q filed on February 9, 2012. Examples of areas in which you did not provide quantified information include:

- Cost of goods sold and gross profit analysis at the consolidated level for the increased sales volumes, increased manufacturing expenses for the maintenance of your cement facilities and for the raw material costs related to fuel, power and recycled fiber, and increases in the sale of purchased cement in your Nevada market.
- Income taxes at the consolidated level for the impact of state amnesty programs and the expiration of the statute of limitations for the 2004 through 2006 tax years.
- Operating earnings for each of the reportable segments for each factor disclosed.
- Revenues for the gypsum wallboard operations and concrete and aggregates operations for each factor disclosed.

2. As previously requested, please ensure the discussion and analysis of your operating results provide investors with a full understanding of all material factors impacting income/(loss) from continuing operations. While we note that you made an effort to provide investors with an understanding as to why there were changes in pricing in your recycled paperboard operations and why there were changes in your sales mix in your concrete and aggregates operations, it does not appear you discussed the facts and circumstances behind the changes in pricing, volumes and other factors disclosed for the other two reportable segments or at the consolidated level. Please refer to your response letter dated January 18, 2012 (comments 4 and 5), Item 303(a)(3) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Item 4. Controls and Procedures, page 30

3. We note your response to comment 2 in our letter dated February 1, 2012, regarding the material weakness identified. Please confirm to us that you will disclose the change in your internal control over financial reporting that occurred during the fourth quarter of fiscal year 2012 to address the material weakness identified during this same quarter. Please also provide us with the disclosure that you intend to include in your next Form 10-K. Refer to Item 308(c) of Regulation S-K for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief